EXHIBIT 21.1

Lightyear Network Solutions, Inc. and Subsidiaries

List of Subsidiaries as of December 31, 2012

Name of Entity	State of Incorporation

I. Lightyear Network Solutions, Inc.	Nevada

A. Lightyear Network Solutions, LLC	Kentucky

B. SE Acquisitions, LLC	Kentucky

C. Lightyear Alliance of Puerto Rico, LLC	Kentucky